December 2, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0213

Attention: Julie Sherman, Division of Corporation Finance

Re:	Linear Technology Corporation
Form 10-K for the year ended June 27, 2010
Filed August 19, 2010
File No. 000-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated November 16, 2010 relating to the Company’s Form 10-Q for the period ended September 26, 2010.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-Q.

Form 10-Q for the period ended September 26, 2010

Results of Operations, page 15

1.
We see that your revenues increased by approximately 65% in the period ended September 26, 2010 as compared to the period ended September 27, 2009 and this was due in part to an increase in the average selling price from $1.49 to $1.65 per unit. In light of the significant increase in revenue between periods, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the Company through the eyes of management. When individual line items, disclosed in your statement of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please also incorporate the above comment to all of the disclosure in the analysis of your results of operation in MD&A in future filings, including operating expenses. For further guidance, please refer to Item 303 and the related instruction in Regulation S-K as well as SEC interpretive Release No. 33-8350. Please revise future filings, including any amendment to the Form 10-Q for the fiscal quarter ended September 26, 2010 to comply.

Response:

Commencing with the filing of the Company’s Quarterly Report on Form 10-Q/A for the period ended September 26, 2010 the Company will include additional disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operations as to significant fluctuations in individual statement of operations line items in comparison to comparable prior periods, including quantification and the nature of each item that caused the significant change.  As an example, please refer to the following example of disclosure with regard to the changes in revenue for the quarterly period ended September 26, 2010 compared to the period ended September 27, 2009, which is included in the Form 10-Q/A:

Revenue for the quarter ended September 26, 2010 was $388.6 million, an increase of $152.5 million or 65% over revenue of $236.1 million for the same quarter of the previous fiscal year.  The substantial year-over-year increase in revenue was primarily due to an improving global macro-economic climate.  The results from the first quarter of fiscal year 2010 were adversely impacted by the worldwide global credit and financial crisis, whereas the results for the first quarter of fiscal year 2011 reflect a recovery from the worldwide recession.  The increase in revenues was the primary driver in a 106% increase in operating income.  Operating income improved faster than revenues due to the impact of spreading fixed costs over a higher revenue base and the Company maintaining tight expense controls through the recovery period.

Revenue grew primarily due to an increase in the number of units shipped and marginally due to the increase in the average selling price (“ASP”).  The number of units shipped increased by approximately 52% from 152.4 million units in the first quarter of fiscal year 2010 to 232.3 million units in the first quarter of fiscal year 2011. The ASP of $1.65 per unit in the first quarter of fiscal year 2011 was higher compared to the ASP of $1.49 per unit in the first quarter of fiscal year 2010. The 11% increase in ASP was due to a proportionally higher percentage of the increased quarterly revenue being in the industrial and communication infrastructure end-markets rather than in the cell-phone and consumer end-markets.  The Company’s revenues from the industrial and communication infrastructure end-markets generally have higher ASPs than products that go into the cell-phone and consumer end-markets.

Over the past few years the Company has been reducing its exposure to the consumer and cell-phone end-markets in favor of the industrial, automotive, communication infrastructure and military end-markets because these latter end-markets tend to demand more complex technology products, which have higher ASPs and are less price sensitive.  During the first quarter of fiscal year 2011, 77% of the Company’s revenues were in the industrial, automotive, communication infrastructure, and military end-markets as compared to 74% in the first quarter of fiscal year 2010.

Geographically, revenues increased in each major geographical region. International revenues were $285.9 million or 74% of revenues, an increase of $119.0 million as compared to international revenues of $166.9 million or 71% of revenues for the same period in the previous fiscal year.  Internationally, revenues to Rest of the World (“ROW”), which is primarily Asia excluding Japan, represented $159.2 million or 41% of revenues, while sales to Europe and Japan were $72.5 million or 19% of revenues and $54.2 million or 14% of revenues, respectively.  Domestic revenues were $102.7 million or 26% of revenues in the first quarter of fiscal year 2011, an increase of $33.5 million over $69.2 million or 29% of revenues in the same period in fiscal year 2010.

Certifications, Exhibit 32.1

2.
We note that Mr. Coghlan’s certification filed pursuant to Section 906 of the Sarbanes Oxley Act of 2002 incorrectly refers to your report on Form 10-Q for the quarterly period ended November 26, 2010. Please file an amendment to your Form 10-Q for the period ended September 26, 2010 to include certifications that correctly refer to the 10-Q for the quarterly period ended September 26, 2010. Your amendment must include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

Response:

The Company will file an amended Quarterly Report on Form 10-Q/A for the period ended September 26, 2010 in its entirety, including a newly executed Exhibit 32.1 certification that has the correct September 26, 2010 date referenced in it. Such filing will supersede the prior filing of the Quarterly Report on Form 10-Q for such period.

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As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s attention and request that the Staff contact the undersigned at (408) 432-1900 with any questions or comments regarding this letter.  In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 434-0507, as well as to Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your consideration.

Sincerely,

Linear Technology Corporation

/s/ Paul Coghlan
Vice President, Finance & CFO

cc:	Jeff Jaramillo
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Rick Fezell, Partner
Ernst & Young LLP